SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                           ----------
                           FORM S - 3
                     REGISTRATION STATEMENT
                              UNDER
                   THE SECURITIES ACT OF 1933
                           ==========

                       Borders Group, Inc.
     (Exact name of registrant as specified in its charter)

                 DELAWARE           38-3196915
              (State or other         (I.R.S.
              jurisdiction of        Employer
             incorporation or     Identification
               organization)           No.)
                           ----------

     500 East Washington Street, Ann Arbor, Michigan  48104
                         (313) 913-1100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           ----------
                        THOMAS D. CARNEY
               Vice President and General Counsel
                       BORDERS GROUP, INC.
                    500 E. Washington Street
                      Ann Arbor, MI  48104
                          (313)913-1100
    (Name, address, including zip code, and telephone number,
           including area code, of agent for service)
                           ----------
Approximate date of commencement of the proposed sale of the securities to the public: From time to time after the effective date of this
                     Registration Statement.
                           ----------
     If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment
plans, please check the following box.[  ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933, other than securities
offered only in connection with dividend or interest reinvestment plans, please check the following box. [  ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act
registration statement number of the earlier effective
registration statement for the same offering. [  ]
     If this Form is a post-effective amendment filed pursuant to
Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[  ]  If delivery of the prospectus is expected to be made
pursuant to Rule 434, please check the following box. [  ]
                        _________________________

                     CALCULATION OF REGISTRATION FEE
                                Proposed
                                maximum       Proposed
                                offering      maximum
   Title                        price per     aggregate      Amount of
securities to     Amount to     security      offering     registration
be registered   be Registered     (1)          price(1)        fee
- -------------   -------------   ---------   -----------    -------------
Common Stock,
  par value        430,565       $35.50     $15,285,058      $5,270.71
$.001 per share

     (1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457.
    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                       BORDERS GROUP, INC.

                 430,565 SHARES OF COMMON STOCK


      This Prospectus covers 430,565 shares (the "Shares") of common stock, par value $.001 (the "Common Stock"), of Borders Group, Inc. (the "Company") which may be offered and sold from time to time for the account of the persons who are identified herein under the heading "Selling Stockholders" (the "Selling Stockholders"). The Selling Stockholders received or will receive the Shares (i) in connection with the conversion of Series A Preferred Stock of the Company into Common Stock upon completion of the Company's initial public offering (the "IPO") and (ii) upon the exercise of certain options for Common Stock which were received upon completion of the IPO in exchange for options to purchase Series A Preferred Stock. The shares of Series A Preferred Stock were originally issued to the Selling Stockholders in connection with the acquisition of Planet Music, Inc. by the Company and in connection with certain other contractual relationships. The options for Series A Preferred Stock replaced similar options for Planet Music shares in connection with the Company's acquisition of Planet Music. See "Selling Stockholders" and "Plan of Distribution". The Company will receive no part of the proceeds of any sales of the Shares.

      The distribution of the Shares of the Selling Stockholders may be effected from time to time in one or more transactions on the New York Stock Exchange (the "NYSE") (which may involve block transactions), in special offerings, in negotiated transactions, or otherwise, and at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may engage one or more brokers to act as principal or agent in making sales, who may receive discounts or commissions from the Selling
Stockholders in amounts to be negotiated. The Selling Stockholders and any such brokers may be deemed "underwriters" under the Securities Act of 1933, as amended (the "Securities Act"), of the Shares sold.

Prospective purchasers should consider the factors specified under "Risk Factors" commencing on page 5.

      The  Common  Stock is traded on the NYSE under  the  symbol
"BGP".   On  September 24, 1996, the closing price of the  Common
Stock on the NYSE, was $37.875 per share.
                         ______________

No person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such offer would be unlawful. The delivery of this Prospectus at any time does not imply that information herein is correct as of any time subsequent to its date.
                           ----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
  OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                        CRIMINAL OFFENSE.

                           ----------
        THE DATE OF THIS PROSPECTUS IS SEPTEMBER 25, 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at the prescribed rates. Such reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, 7th Floor, New York, New York.

              INFORMATION INCORPORATED BY REFERENCE

     The Annual Report of the Company on Form 10-K for the fiscal year ended January 28, 1996, and the Quarterly Reports of the Company on Form 10-Q for the quarters ended April 28, 1996, and July 28, 1996, are incorporated herein by reference. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Shares shall be deemed to be incorporated herein by reference.

     The Company will cause to be furnished without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all the documents described above, other than exhibits to such documents. Requests should be addressed to: Borders Group, Inc., Investor Relations, 500 E. Washington Street, Ann Arbor, Michigan, 48104, or by phone at (313)913-1100.

                           ----------



                          RISK FACTORS

    In  addition  to  the  other  information  contained  in   or
incorporated into this Prospectus, the following considerations should be carefully considered in evaluating an investment in the Common Stock.

Expansion Strategy

   The growth strategy of Borders Group, Inc. (the "Company") is dependent principally on its ability to open new books and music superstores and operate them profitably. The Company is engaged in an aggressive expansion program, pursuant to which it has opened 41 superstores in 1995 and it expects to open approximately 40 superstores in 1996 primarily through the opening of Borders books and music superstores, as well as Borders book superstores on a selected basis. The rate of the Company's expansion will depend, among other things, on general economic and business conditions affecting consumer confidence and spending, the availability of desirable locations, the negotiation of acceptable lease terms, the availability of qualified management personnel and the Company's ability to manage the operational aspects of its growth. The rate of the Company's expansion will also depend upon the availability of adequate capital, which in turn will depend in large part upon cash flow generated by Walden. See "-- Walden Mall-Based Bookstore Operations" below.

   The Company's future results will depend, among other things, on its success in implementing its expansion strategy. If stores are opened more slowly than expected, sales at new stores reach targeted levels more slowly than expected (or fail to reach targeted levels) or related overhead costs increase in excess of expected levels, the Company's ability to successfully implement its expansion strategy would be adversely affected. In addition, the Company expects to open new superstores in certain markets in which it is already operating superstores, which could adversely affect sales at those existing stores.

   There can be no assurance that the Company will sustain its accelerated rate of superstore growth or that it will achieve and sustain acceptable levels of profitability, particularly as other leading national and regional book and music store chains develop and open superstores.

Expanded Music Operations

  In the last two years, the Company has expanded its presence in the pre-recorded music business and intends to continue to do so in the future. At August 25, 1996, 113 of the 129 Borders superstores were in the books and music format and the Company intends to continue opening Borders superstores in this format. The retail pre-recorded music business is highly competitive, however, and gross margins on pre-recorded music are, in general, substantially lower than gross margins on books. As music sales become an increasing percentage of the Company's total sales, gross margins will be negatively affected. The Company expects this trend in gross margins to be offset in part by improvements in music distribution efficiencies and occupancy costs as a percentage of sales; however, there can be no assurance that the low gross margins in the pre-recorded music business will not have an adverse effect on the Company's profitability or that such margins will not decrease further.

Walden Mall-Based Bookstore Operations

  Walden results are highly dependent upon conditions in the mall retailing industry, including overall mall traffic. Mall traffic has been sluggish over the past several years and the Company expects it to remain sluggish for the foreseeable future. In addition, increased competition from superstores has adversely affected Walden sales. As a result, Walden's comparable store sales results have been negatively affected. There can be no assurance that mall traffic will not decline further or that superstore competition, or other factors, will not further adversely affect Walden sales.

Seasonality

  The Company's business is highly seasonal, with sales generally highest in the fourth quarter and lowest in the first quarter. Moreover, the Company has experienced, and expects to continue to experience, losses in the first three quarters of each year. During 1995, approximately 38.3% of the Company's sales and approximately 137.9% of the Company's operating income before the effect of one-time charges were generated in the fourth quarter. The Company's results of operations depend significantly upon the holiday selling season in the fourth quarter; less than satisfactory net sales for such period could have a material adverse effect on the Company's financial condition or results of operations for the year and may not be sufficient to cover losses incurred in the first three quarters of the year. The Company's expansion program generally is weighted with store openings in the second half of the fiscal year. In the future, changes in the number and timing of store openings, or other factors, may result in different seasonality trends.

Competition

   The retail book business is highly competitive. Competition within the retail book industry is fragmented with Borders facing direct competition from other superstores, such as Barnes & Noble, Books-A-Million, Crown Books and Media Play, some of which may have greater financial and other resources than the Company. Approximately 85% of Borders superstores face direct competition from other large format book superstores. Walden faces direct competition from the B. Dalton division of Barnes & Noble, Inc., as well as regional chains and superstores. In addition, Borders and Walden compete with each other, as well as with specialty retail stores that offer books in a particular area of specialty, independent single store operators, variety discounters, drug stores, warehouse clubs, mail order clubs, mass merchandisers and other retailers offering books and music. In the future, Borders and Walden may face additional competition from other categories of retailers entering the retail book market, in particular, music retailers.

  The music and video businesses are also highly competitive, and Borders faces competition from large established music chains, such as Tower Records and the Musicland and Media Play divisions of Musicland Stores Corporation (which also sell videos) and established video chains, such as Blockbuster and Suncoast Motion Picture Company (a division of Musicland Stores Corporation). In addition, Borders faces competition from specialty retail stores, video rental stores, variety discounters, warehouse clubs and mass merchandisers (such as Best Buy), some of which have greater financial and other resources than the Company. In addition, consumers receive television and mail order offers and have access to mail order clubs. The largest mail order clubs are affiliated with major manufacturers of pre-recorded music and may have advantageous marketing relationships with their affiliates.

Consumer Spending Patterns

   Sales of books and music have historically been dependent upon discretionary consumer spending, which may be affected by general economic conditions, consumer confidence and other factors beyond the control of the Company. In addition, Walden sales are highly dependent on a hit-driven merchandising strategy. A decline in consumer spending on books and music or in best-seller book buying could have a material adverse effect on the Company's financial condition and results of operations and its ability to fund its superstore growth strategy.

Certain Anti-Takeover Considerations

   Certain  provisions  of  the Company's  Amended  and  Restated
Certificate of Incorporation (the "Certificate") and By-laws, including those relating to the classification of its Board of Directors, may have the effect of making more difficult or discouraging a proxy contest, a merger involving the Company, a tender offer, an open-market purchase program or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. See "Description of Capital Stock".

Covenant Restrictions

   The Company's Lease Guaranty Agreement with Kmart Corporation contains certain financial covenants that will be applicable to the Company except in the event, and for so long as, the Company achieves and maintains the investment grade status specified in the Lease Guaranty Agreement. These covenants will include restrictions on the ability of the Company to incur indebtedness and to make certain restricted payments (including dividends or other distributions on, and repurchases of, capital stock of the Company). In the event of certain payment defaults by the Company under the Lease Guaranty Agreement in excess of $10.0 million, and in the event of certain other defaults, Kmart will have the right to assume any or all of the guaranteed leases and to take possession of all of the premises underlying such leases upon 100 days' notice. The Lease Guaranty Agreement will remain in effect until the expiration of all lease guarantees, which the Company believes will be on or after November 2019. The terms of the Lease Guaranty Agreement may adversely affect the Company's ability to obtain certain types of financing or the terms on which certain types of financing might be obtained.

   The Company's Credit Facility and the Lease Facility also contain certain restrictive financial covenants, including financial covenants relating to the maintenance of a minimum fixed charge coverage ratio, a maximum leverage ratio and a minimum tangible net worth, and restrictive covenants pertaining to limitations on dividends and the incurrence of additional debt and other areas affecting the management and operation of the Company.

Reliance on Key Personnel

   Management believes that the Company's continued success will depend to a significant extent upon the efforts and abilities of Mr. Robert F. DiRomualdo, Chairman and Chief Executive Officer, and Mr. George R. Mrkonic, Vice Chairman and President, as well as certain other key officers of the Company and each of its subsidiaries. The loss of the services of Messrs. DiRomualdo or Mrkonic or of such other key officers could have a material adverse effect on the Company. The Company does not maintain "key man" life insurance on either Mr. DiRomualdo or Mr. Mrkonic.

Refinancing of Certain Indebtedness

      The Company has entered into agreements in which leases with respect to four Borders' locations serve as collateral for certain mortgage pass-through certificates. These mortgage pass-through certificates include a provision requiring the Company or, upon the Company's failure, Kmart to repurchase the underlying mortgage notes in certain events, including the failure by the Company to make payments of rent under the related leases, the failure by Kmart to maintain required investment grade ratings or the termination of the guarantee by Kmart of the Company's obligations under the related leases (which would require mutual consent of Kmart and Borders). In the event the Company is required to repurchase all of the underlying mortgage notes, the Company would be obligated to pay approximately $36.6. Kmart has failed to maintain investment grade ratings and therefore these notes are now subject to put by the holder. To date, the holder has not exercised its right to put the notes.

                           THE COMPANY

       Borders Group, Inc., through its subsidiaries, is the second largest operator of book superstores and the largest operator of mall-based bookstores in the United States based upon both sales and number of stores. At August 25, 1996, the Company operated 129 books and music superstores under the Borders name, 964 mall-based and other bookstores primarily under the Waldenbooks name and six music superstores. The Company had consolidated net sales of approximately $1.7 billion for 1995 and approximately
$1.5 billion for 1994.

      The Company's subsidiary, Borders, Inc., is a premier operator of books and music superstores, offering customers selection and service that the Company believes to be superior to other book superstore operators. A key element of the Company's business strategy is to accelerate its growth and increase its profitability through the continued rapid expansion of its Borders books and music superstore operations. In 1995, the Company opened 41 new Borders books and music superstores. Borders superstore operations achieved compound annual growth in net sales for the three years ended January 28, 1996 of 74.1% and attained comparable store sales growth in 1995 of 9.6%. Borders superstores achieved average sales per square foot of $273 and average sales per superstore of $7.4 million in 1995, each of which the Company believes to be higher than the comparable figures of any publicly reporting book superstore operator. As of August 25, 1996, Borders had opened 13 Borders Books & Music superstores during 1996.

      Each Borders superstore offers customers a vast assortment of books, superior customer service, value pricing and an inviting and comfortable environment designed to encourage browsing. A Borders superstore typically carries the broadest selection of book titles in its market. Each Borders superstore carries an average of 128,000 book SKUs, ranging from 85,000 SKUs to 170,000 SKUs, across numerous categories, including many hard-to-find titles. As of August 25, 1996, 113 of the 129 Borders superstores were in a books and music format, which also features an extensive selection of pre-recorded music, with an emphasis on hard-to-find recordings and categories such as jazz, classical and foreign music, and a broad assortment of pre-recorded videotapes, focusing primarily on classic movies and hard-to-find titles. Each books and music superstore carries approximately 57,000 SKUs of music and 9,300 SKUs of videotapes. As of August 25, 1996, 125 of the 129 Borders superstores featured an espresso bar.

        Over the past two decades, Borders has developed what it believes is the most sophisticated inventory management system in the retail book industry. The inventory management system includes a centrally controlled "expert" system that uses artificial intelligence principles to forecast sales and recommend inventory levels for each book in each store. Management believes that Borders' inventory management system, which reflects both overall sales trends and local buying patterns, results in higher in-stock positions, a broader selection of book titles, and increased inventory turnover, sales per store and sales per square foot, while simultaneously reducing costs to thereby provide Borders stores with a more productive inventory assortment. As a result, management believes this proprietary system has been a principal reason for Borders' superior performance. The Company is adapting this system for use in its music and mall-based book businesses, and believes that over the long term it will enable the Company to offer a more productive assortment of inventory throughout its operations.

   The Borders books and music superstores average approximately 30,000 square feet including approximately 8,500 square feet devoted to music, approximately 400 square feet devoted to videos and approximately 1,500 square feet devoted to the espresso bar. The remaining book superstores generally range in size from approximately 12,000 square feet to approximately 23,000 square feet. Each store is distinctive in appearance and architecture and is designed to complement its local surroundings, although Borders utilizes certain standardized specifications to increase the speed and lower the cost of new store openings.

   Walden is the leading operator of mall-based bookstores in terms of sales and number of stores, offering customers a convenient source for new releases, hardcover and paperback bestsellers, selected children's books and a standard selection of business, cooking, reference and general interest books. Walden has a well established name and reputation and generates cash flow that the Company plans to use in large part toward financing the Company's superstore growth. "Waldenbooks" average approximately 3,300 square feet and typically carry between 15,000 and 25,000 titles.

    Walden recently has developed an alternative mall-based bookstore utilizing a large format. This addresses the desires of some developers to include a larger format bookstore in malls, including, in many cases, where developers plan to include only one bookstore in a mall, and is designed to take advantage of what management believes is the desire by mall customers in some markets for greater selection and service. The larger format consists of approximately 6,000 to 8,000 square feet and carries between 43,000 and 48,000 titles. As of August 25, 1996, 85 of the larger format stores had been opened.

      Planet Music, Inc. a subsidiary of the Company, operates superstores that combine a vast assortment of compact discs and cassettes in all music categories, including rock, pop, alternative, jazz and classical, in an exciting store atmosphere with superior customer service. Each Planet Music superstore carries approximately 110,000 SKUs, with over 85,000 compact disc SKUs. The administrative support for the Planet Music operations is provided by Borders and the chain has been reduced to a total of 6 units as of August 25, 1996.

       Expansion of Books and Music Superstores. The Company intends to expand rapidly in a manner consistent with its high standards
of   execution  and  return  objectives,  and  expects  to   open
approximately 40 superstores in 1996 and 1997 in both new and existing markets. The Company believes that offering books and music together in a superstore format provides the Company with unique opportunities to cross-sell merchandise to both its book and music customers.

        Continued Core Focus and Cost Reductions at Walden. The Company intends to focus on Walden's core convenience bookstore operations and to reduce overhead and inventory shrinkage. In addition, the Company believes that the adaptation of Borders' sophisticated inventory management system at Walden could result in improved inventory productivity over the long term.

    Achievement of Synergies and Economies of Scale. The Company is combining certain management functions across its businesses in order to reduce corporate overhead, allocate corporate resources to strategically important opportunities and achieve synergies and economies of scale in such areas as merchandise distribution and real estate. The Company intends to enhance the efficiency of each of the Company's businesses while preserving the separate corporate identity and culture at Borders and Walden by maintaining separate management over such areas as store operations.

     Creation of Ownership Culture. The Company seeks to enhance profitability by fostering an ownership culture throughout its entire organization through the use of equity incentives related to the performance of the Company.

   The  Company was incorporated in Delaware on August  9,  1994.
The Company's principal executive offices are located at 500 East
Washington Street, Ann Arbor, Michigan 48104, and the Company's telephone number is (313) 913-1100.


                         USE OF PROCEEDS

The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. The expenses of this offering will be paid by the Company.

                      SELLING STOCKHOLDERS

The following table sets forth certain information regarding the ownership prior to the offering of Common Stock by each of the Selling Stockholders.




                               Number                  Shares
                               of                      Offered
                               Shares     Percent      Hereby
  Paul B. Mayer & Karen W.      85,196     (1),(2)     85,196
  Mayer
  Edward S. Fadel               83,687       (2)       83,687
  William L. Hampton            57,239       (2)       57,239
  Charles R. Cumello            45,702       (2)       46,021
  J. David Wimberly             34,299       (2)       34,299
  E. Bruce Dunn                 20,469       (2)       20,469
  Mary Bell Fitzgerald          17,517       (2)       17,517
  Morton S. Mayer               11,348       (2)       11,348
  Waldemar Smith                 8,850       (2)        8,850
  Arline L. Mayer                7,565       (2)        7,565
  Arrow & Co                     6,637       (2)        6,637
  Richard Alan Birgel, Jr.       6,195       (2)        6,195
  Dean P. Karadimos              5,642       (2)        5,642
  Coleman Cone Birgel            4,425       (2)        4,425
  Barry Curtis                   4,425       (2)        4,425
  Frank Owen Fitzgerald, III     3,436       (2)        3,436
  Richard A. Fadel &
     Maureen P. Fadel            2,212       (2)        2,212
  Joseph K. L. Reckford          2,212       (2)        2,212
  Mary C. Hampton                1,965       (2)        1,965
  Anne T. Fitzgerald Hulka       1,913       (2)        1,913
  David S. Morrell               1,637       (2)        1,637
  Thomas W. Graves, Jr.          1,327       (2)        1,327
  Russell A. Fadel               1,227       (2)        1,227
  Andrew P. Dalgliesh            1,106       (2)        1,106
  Gregory Fabian Hulka           1,106       (2)        1,106
  Benjamin Cone III              1,106       (2)        1,106
  Josephine W. Stipe &
     Robert E. Stipe             1,106       (2)        1,106
  O. Kenneth Bagwell, Jr.          570       (2)          570
  Mary Sparks Birgel               553       (2)          553
  Randolph R. Few                  442       (2)          442
  William Steed Rollins            221       (2)          221
  Chris S.Ong                      167       (2)          167
  Jeffrey Hill                     885       (2)          885
  Allan Wodarski                   885       (2)          885
  Brad B. Anderson                 442       (2)          442
  Timothy Nicholas Burbich         442       (2)          442
  Sean Michael Conant              442       (2)          442
  Michael Wayne Davis              442       (2)          442
  Franklin Pierce Donaldson Jr.    442       (2)          442
   Kie Armfield Gray Jr.           442       (2)          442
  John D. Hayes III                442       (2)          442
  Eric Kniffin                     442       (2)          442
  Jeffery Lewis Love               442       (2)          442
  Rebecca J. Nicholas              442       (2)          442
  Robert Pungello Jr.              442       (2)          442
  Michelle Meech Rhodes            442       (2)          442
  Teri Elyse Vaughn                442       (2)          442
  Dawn West                        442       (2)          442
  Clement Matthew Berard           221       (2)          221
  Frederick E. Boesch              221       (2)          221
  Clise, Greg Scott                221       (2)          221
  Robert Allen Deal                221       (2)          221
  Withers Gill Dunovant Jr.        221       (2)          221
  _________

  (1)All such shares of Common Stock are owned jointly by Paul B. Mayer and Karen W. Mayer.

  (2)Less than 1%.
_________



   The  Selling Stockholders received or will receive the  Shares
(i) in connection with the automatic conversion of Series A Preferred Stock upon completion of the IPO and (ii) upon the exercise of certain options for Common Stock which were received upon completion of the IPO in exchange for options to purchase Series A Preferred Stock. The Series A Preferred Stock was originally issued to the Selling Stockholders (other than Charles
R. Cumello) in connection with the acquisition of Planet Music on September 1, 1994. The shares of Series A Preferred Stock issued to Charles R. Cumello, former President and Chief Executive Officer of Walden, were issued pursuant to an agreement with the Company in consideration of certain covenants of Mr. Cumello, including a covenant not to compete for a period of three years. The options to purchase Common Stock issued in exchange for Series A options were granted as replacement options in connection with the Company's acquisition of Planet Music.

                      PLAN OF DISTRIBUTION

   The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions on the NYSE (which may involve block transactions), in special offerings, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices rated to such prevailing market prices, or at negotiated prices. This Prospectus may also be used, with the Company's consent, by pledgees, donees, or assignees of the Selling Stockholders. The Selling Stockholders or such other persons may engage one or more brokers to act as principal or agent in making sales, who may receive discounts or commissions from the Selling Stockholders in amounts to be negotiated. The Selling Stockholders or such other persons and any such brokers may be deemed "underwriters" under the Securities Act of the Shares sold.

   The Company will pay all expenses of filing the Registration Statement and preparing and reproducing this Prospectus. The Selling Stockholders will pay any selling expenses, including brokerage commissions incurred in connection with their sale of Shares.

                  DESCRIPTION OF CAPITAL STOCK

General

   The authorized capital stock of the Company consists of 210,000,000 shares of capital stock, 200,000,000 of such shares being Common Stock, par value $.001 per share, and 10,000,000 of such shares being preferred stock, par value $.001 per share.

Common Stock

   Subject to the rights of holders of any preferred stock then outstanding, holders of Common Stock are entitled to receive such dividends out of assets legally available therefor as may from time to time be declared by the Board. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights, holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in assets of the Company available for distribution to holders of Common Stock. All outstanding shares of Common Stock are, and shares of Common Stock being issued and sold by the Company hereby, will be, when issued and paid for, fully paid and nonassessable.

   Holders of shares of Common Stock are not liable to further calls or assessments by the Company and holders of Common Stock are not liable for any liabilities of the Company. Holders of Common Stock have no preemptive rights under the Certificate.

   First Chicago Trust Company of New York acts as transfer agent and registrar for the Common Stock.

Preferred Stock

   The Certificate authorizes the Board to provide for the issuance, from time to time, of classes or series of preferred stock, to establish the number of shares to be included in any such series and to fix the designations, voting powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the Board has the power to establish the preferences and rights of the shares of any such series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights (including voting rights), senior to the rights of holders of Common Stock, which could adversely affect the rights of holders of Common Stock.

Certain Certificate and By-Law Provisions

   Set forth below is a summary of certain provisions of the Certificate. Such provisions could be deemed to have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company if the Board determines that such takeover is not in the best interests of the Company and its stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of stockholders deemed such an attempt to be in their best interests.

   The Certificate provides for a classified Board consisting of three classes as nearly equal in size as the then authorized number of directors constituting the Board permits. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. Each class shall hold office until the date of the third annual meeting for the election of directors following the annual meeting at which such director was elected, except that the initial terms of Class II and Class III expire on the date of the annual meeting in 1997 and 1998, respectively. As a result, approximately one-third of the Board will be elected each year.
Under the Delaware General Corporation Law, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with provisions of the Certificate and By-laws authorizing the Board to fill vacant directorships, precludes a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

   The By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice must be received by the Company not less than 60 days nor more than 90 days prior to the date of the annual meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

   The  Certificate  provides that no  action  may  be  taken  by stockholders except at an annual or special meeting of stockholders and prohibits action by written consent in lieu of a meeting. The By-laws provide that special meetings of stockholders of the Company may be called only by the Chairman of the Board, the President or the Secretary or by a majority of the members of the Board. This provision will make it more difficult for stockholders to take action opposed by the Board.

                         LEGAL OPINIONS

     The validity of the Shares will be passed upon for the Company by Thomas D. Carney, Esq., Vice President and General
Counsel of the Company.

                             EXPERTS

     The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended January 28, 1996, have been so incorporated in reliance on the report of Price Waterhouse, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

     The following statement sets forth the estimated amounts of expenses to be borne by the Company in connection with the offering described in this Registration Statement:

Securities and Exchange Commission
Registration Fee                                 $5,270.71
Legal Fees and Expenses                           2,000.00
Miscellaneous Expenses                            2,500.00
                                                 ---------
     Total Expenses                              $9,770.71
                                                 =========

Item 15.  Indemnification of Directors and Officers

     Article Eight of the Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL") any director or officer who is or was a party to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company or is or was serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Company including service with respect to employee benefit plans; provided that the Company shall indemnify any person seeking indemnity in connection with an action (or part thereof) initiated by such person only if the action (or part thereof) was authorized by the Board of Directors. In addition, the Company may, by action by the Board of Directors, provide indemnification to employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

     Under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or other entity if such person is serving in such capacity at the corporation's request) against expenses (including attorneys'
fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administra tive or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

     Policies of insurance will be maintained by the Company under which directors and officers of the Company will be insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer.

     The Company's Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockhold ers, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit.

Item 16.  Exhibits

(a) The following exhibits are filed herewith unless otherwise indicated:

                        Description

3.1(i)    Amended and Restated Certificate of Incorporation of
          Borders Group, Inc.
3.2(iii)  Amendment to Restated Certificate of Incorporation of
          Borders Group, Inc.
3.3(ii)   Bylaws of the Borders Group, Inc.
5.1       Opinion of Thomas D. Carney regarding validity of
          the Common Stock.
10.1(i) Stockholder Agreement dated as of February 17, 1995, between Borders Group, Inc. and Kmart Corporation.
10.2(ii) Employment Agreement dated as of February 1, 1995 between Borders Group, Inc. and Robert F. DiRomualdo.
10.3(i) Employment Agreement dated as of November 15, 1994 among Borders Group, Inc., Walden Book Company, Inc. and George R. Mrkonic.
10.4(ix)  Form of  Severance Agreement.
10.5(i)   1992 Stock Appreciation Rights Plan of Borders, Inc.
10.8(i)   Borders Group, Inc. Stock Option Plan.
10.9(v)   First Amendment to the Borders Group, Inc. Stock Option
          Plan.
10.10     Second Amendment to the Borders Group, Inc. Stock
          Option Plan.
10.11(iii)Intercompany Agreement dated May 24, 1995 between
          Borders Group, Inc. and Kmart Corporation.
10.12(iii)Tax Allocation Agreement dated May 24, 1995
          between Borders Group, Inc. and Kmart Corporation. 10.13(iii)Lease Guaranty Agreement dated May 24, 1995 between Borders Group, Inc. and Kmart Corporation. 10.14(ii) Management Stock Purchase Plan.
10.15(v) First Amendment to the Management Stock Purchase Plan 10.16(ii) Employee Stock Purchase Plan
10.17(vi) First Amendment to the Employee Stock Purchase Plan 10.18(ii) Annual Incentive Bonus Plan.
10.19(ii) Director Stock Plan.
10.20     First Amendment to the Borders Group, Inc.
          Director Stock Plan.
10.21(iii)Revolving Credit Facility Credit Agreement (the
          "Credit Agreement") dated as of March 28, 1995 by and among Borders Group, Inc., Borders, Inc., Walden Books Company, Inc. and Planet Music, Inc. and the lenders party thereto, and PNC BANK, National Association, as Administrative Agent and First National Bank of Chicago, as Syndication Agent.
10.22(iv) Amendment No. 1 and Consent to Credit Agreement among
          Borders Group, Inc., its subsidiaries and the lenders
          party thereto.
10.23(iv) Amendment No. 2 and Consent to Credit Agreement among
          Borders Group, Inc., its subsidiaries and the lenders
          Party thereto.
10.24(v) Amendment No. 3 to the Credit Agreement among Borders Group, Inc., its subsidiaries and the lender Party thereto.
10.25(v) Amendment No. 4 to the Credit Agreement among Borders Group, Inc., its subsidiaries and the lender Party thereto.
10.26(ix) Amendment No. 5 to the Credit Agreement among
          Borders Group, Inc., its subsidiaries and the lender
          Party thereto.
10.27(viii)Amendment No. 6 and Consent to Credit Agreement among
          Borders Group, Inc., its Subsidiaries and the Lenders
          Party Thereto.
10.28(v) Consent dated October 20, 1995 under the Credit Agreement among Borders Group, Inc., its subsidiaries and the Lenders Party Thereto.
10.29(v) Participation Agreement dated as of November 22, 1995 by and among Borders Group, Inc., its subsidiaries, Wilmington Trust Company, SAM Project Funding Corp. I, Bankers Trust Company, PNC Bank National Association and the Lenders Party Thereto, including exhibits thereto.
10.30(v) Guarantee Agreement dated as of November 22, 1995 by and among Bankers Trust Company, Borders Group, Inc. and its subsidiaries, including exhibits thereto.
10.31(ix) First Amendment to the Guarantee Agreement dated as of
          February 9, 1996, by and among Borders Group, Inc. and
          its subsidiaries.
10.32(viii)Amendment No. 2 and Consent to Guarantee
10.33(v) Agreement dated November 16, 1995 between Borders Group, Inc. and Richard L. Flanagan.
10.34(vii)Agreement dated April 19, 1996, between Borders
          Group, Inc. and Bruce A. Quinnell.
10.35(vii)Agreement dated April 10, 1996, between Borders
          Group, Inc. and Philip C. Semprevivo.
10.36     Borders Group, Inc. Voluntary Deferred Compensation
          Plan.
21.1(i)   Subsidiaries of Registrant.
23.1      Consent of Independent Accountants
__________
(i) Incorporated by reference from the Company's Registration Statement on Form S-4 (File No. 33-90016).
(ii) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 33-90918).
(iii)Incorporated by reference from the Company's Quarterly
     Report on   Form 10-Q for the quarter ended April 23, 1995
     (File No. 1-13740).
(iv) Incorporated by reference from the Company's Quarterly
     Report on   Form 10-Q for the quarter ended July 23, 1995
     (File No. 1-13740).
(v) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the Quarter ended October 22, 1995. (File No. 1-13740).
(vi) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 33-80643).
(vii)Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the Quarter ended April 28, 1996. (File No.1-13740).
(viii)Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the Quarter ended July 28, 1996. (File No.1-13740).
(ix) Incorporated by reference from the Company's Annual Report for the Fiscal Year Ended January 28, 1996 on Form 10-K (File No. 1-13740).
__________

  (b)  Financial Statement Schedules:

  All financial statement schedules are omitted as they are not applicable or the required information is included in the consolidated financial statements of the Registrant.

Item 17.  Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (other than as provided in the proviso and instructions to Item 512(a) of Regulation S-K) (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Securities act and will be governed by the final adjudication of such issue.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ann Arbor, State of Michigan, on September 24, 1996.

                         Borders Group, Inc.
                         (Registrant)


                         By:           \s\
                              Robert F. DiRomualdo
                              Chairman and Chief Executive
                           Officer

                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints GEORGE R. MRKONIC and THOMAS D. CARNEY, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or his substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 24, 1996.

            Title                      Signature

     Robert F. DiRomualdo                   \s\
     Chairman, Chief Executive
     Officer and Director
(Principal Executive Officer)


     George R. Mrkonic                      \s\
     Vice Chairman, President and Director
     (Principal Financial and Accounting Officer)




Peter R. Formanek                           \s\
Director


Brian Lamb                                  \s\
Director


Amy B. Lane                                 \s\
Director


Larry Pollock                               \s\
Director


Leonard A. Schlesinger                      \s\
Director